UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 5, 2018: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2017.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas, commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: March 5, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2017

Maroussi, Athens, Greece – March 5, 2018 – Euroseas Ltd. (NASDAQ: ESEA) (the “Company” or “Euroseas”), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period and full year ended December 31, 2017.

Fourth Quarter 2017 Highlights:

•

Total net revenues of $13.5 million. Net income attributable to common shareholders of $1.5 million or $0.13 earnings per share basic and diluted. This income includes, amongst other items, a $0.5 million dividend on Series B Preferred Shares and a $0.3 million gain on the sale of M/V Aggeliki P. Adjusted net income attributable to common shareholders1 for the period was $1.1 million or $0.10 earnings per share basic and diluted.

•

Adjusted EBITDA1 was $4.4 million.

•

An average of 16.3 vessels were owned and operated during the fourth quarter of 2017 earning an average time charter equivalent rate of $9,083 per day.

•

The Company declared its sixteenth dividend of $0.5 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

Full year 2017 Highlights:

•

Total net revenues of $42.9 million. Net loss attributable to common shareholders of $7.9 million or $0.71 loss per share basic and diluted. This loss includes, among other items, a $1.8 million dividend on Series B Preferred Shares and a $4.6 million loss on write-down of M/V Aggeliki P and M/V Monica P, which were held for sale since September 30, 2017. M/V Aggeliki P was sold in December 2017. Adjusted net loss attributable to common shareholders1 for the period was $4.2 million or $0.38 loss per share basic and diluted.

•

Adjusted EBITDA1 was $9.3 million.

•

An average of 14.2 vessels were owned and operated during the twelve months of 2017 earning an average time charter equivalent rate of $8,290 per day.

____________________________________________

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per  share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “During the last quarter of 2017, Euroseas returned to profitability not only because of the recovery of the drybulk and containership markets but also due to its continuous efforts to control its operating, financial and capital cost structure and cash flows. We believe that, over the last couple of years, we have positioned the Company to benefit from the unfolding market recovery by renewing and expanding our fleet in both sectors we operate. In the drybulk sector, after the upcoming delivery of our Kamsarmax newbuilding and the planned sale of our elder handymax unit, we will own a fleet of six vessels from ultramax to kamsarmax size, three Chinese-built in the last two years and three Japanese-built of 2000-04 vintage. In the containership sector, we have a fleet of eleven medium age and elder feeder units that produce earnings at present market levels with low capital investment. ”

“At the same time, we are optimistic about the prospects for both bulkers and containerships as demand for ships is expected by most analysts to remain strong over the next couple of years on the back of strong worldwide economic growth and modest supply pressure. As we have stated in the past, we believe, we can provide a publicly-listed consolidation platform in both sectors. The latter along with accretive acquisitions remain our main strategy for 2018.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “The operating results of the fourth quarter of 2017 reflect the recovered level of charter rates in both the drybulk and containership markets. On average during the fourth quarter of 2017, our vessels earned 19.4% higher time charter equivalent rates than in the fourth quarter of 2016.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, decreased approximately 4.6% during the fourth quarter of 2017 compared to the same quarter of last year, while for the full year 2017 the decrease was approximately 3.8%.  As always, we want to emphasize that cost control remains a key component of our strategy.”

“As of December 31, 2017, our outstanding debt (excluding the unamortized loan fees) was $74.4 million versus restricted and unrestricted cash of approximately $13.2 million.  We complied with all our debt covenants as of December 31, 2017.”

Fourth Quarter 2017 Results:

For the fourth quarter of 2017, the Company reported total net revenues of $13.5 million representing a 85.2% increase over total net revenues of $7.3 million during the fourth quarter of 2016. The Company reported a net income for the period of $2.0 million and a net income attributable to common shareholders of $1.5 million, as compared to a net loss of $17.6 million and a net loss attributable to common shareholders of $18.1 million for the fourth quarter of 2016. On average, 16.3 vessels were owned and operated during the fourth quarter of 2017 earning an average time charter equivalent rate of $9,083 per day compared to 12.1 vessels in the same period of 2016 earning an average time charter equivalent rate of $7,609 per day.

The results for the fourth quarter of 2017 include a $0.1 million net gain on derivatives and a $0.3 million net gain on sale of a vessel, as compared to a $0.1 million net gain on derivatives, a $5.9 million loss on write-down of vessel held for sale, a $3.8 million loss on termination of a shipbuilding contract and a $4.5 million impairment loss in other investment and investment in joint venture for the same period of 2016.

Depreciation expenses for the fourth quarter of 2017 were $1.9 million, compared to the $2.2 million for the same period of 2016.  Although the average number of vessels increased, the new vessels acquired have a lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life (i.e. m/v Alexandros P) compared to the remaining vessels. In the fourth quarter of 2017, there was no equity loss in joint venture as compared to equity loss of $1.0 million and impairment loss in other investment and investment in joint venture of $4.5 million for the three months ended December 31, 2016, as in 2016, the Company concluded that its equity investment in Euromar and the invested portion of its investment in preferred units of Euromar were entirely impaired and hence the Company ceased recognising income on the preferred units. Euromar is a wholly owned subsidiary of Euroseas since September 2017, but its vessels were substantially under the control of its lenders and were all sold by the end of 2017, and, thus, it has not been consolidated in our results nor any gain or loss from it has been recognized.

Adjusted EBITDA for the fourth quarter of 2017 was $4.4 million compared to $(0.6) million for the same of the fourth quarter of 2016. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2017 was $0.13 calculated on 11,113,718 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $2.17 for the fourth quarter of 2016, calculated on 8,312,708 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income/(loss) attributable to common shareholders for the quarter of the net gain on derivatives, the net gain on sale of a vessel, the loss on termination of a shipbuilding contract, the loss on write-down of vessels held for sale and the impairment loss of other investment and investment in joint venture, the adjusted earnings per share attributable to common shareholders for the quarter ended December 31, 2017 would have been $0.10 per share basic and diluted compared to net loss of $0.47 per share basic and diluted for the quarter ended December 31, 2016. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2017 Results:

For the full year of 2017, the Company reported total net revenues of $42.9 million representing a 51.0% increase over total net revenues of $28.4 million during the twelve months of 2016. The Company reported a net loss for the period of $6.1 million and a net loss attributable to common shareholders of $7.9 million, as compared to a net loss of $44.2 million and a net loss attributable to common shareholders $45.9 million for the twelve months of 2016. On average, 14.2 vessels were owned and operated during 2017 earning an average time charter equivalent rate of $8,290 per day compared to 11.52 vessels in the same period of 2016 earning on average $7,259 per day.

The results for the twelve months of 2017 include a $0.1 million net gain on derivatives, a $0.8 million net gain on sale of two vessels and a $4.6 million loss on write-down of two vessels held for sale, as compared to a $0.1 million net loss on derivatives, a $5.9 million loss on write-down of vessel held for sale, a $7.1 million loss on termination of shipbuilding contracts and a $18.5 million impairment loss in other investment and investment in joint venture for the same period of 2016.

Depreciation expenses for 2017 were $8.4 million compared to $8.8 million during the same period of 2016. Although the average number of vessels increased in the twelve months of 2017 compared to the same period of 2016, the new vessels acquired have a lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life (i.e. m/v Alexandros P) compared to the remaining vessels. During 2017, there was no equity loss in joint venture and other investment income, as compared to equity loss of $2.4 million and other investment income of $1.0 million for the twelve months ended December 31, 2016, since the equity investment in Euromar and the invested portion of its investment in preferred units of Euromar was entirely impaired in 2016, as mentioned above.

Adjusted EBITDA for 2017 was $9.3 million increasing from the ($1.3) million recorded during 2016. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for 2017 was $0.71 calculated on 11,067,524 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $5.63 for 2016, calculated on 8,165,703 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders of the net gain/loss on derivatives, the net gain on sale of vessels and loss on write-down of vessels held for sale, the loss on termination of shipbuilding contracts and the impairment loss of other investment and investment in joint venture, the adjusted net loss per share attributable to common shareholders for 2017 would have been $0.38 compared to a loss of $1.76 per share basic and diluted for 2016. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of February 26, 2018 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC 'till Jan-2020 + 1 year in Charterers Option	$14,100 $14,350
EIRINI P	Panamax	76,466		2004	TC 'till Mar-18	Hire 104% of Average BPI(***) 4TC
TASOS	Panamax	75,100		2000	TC 'till Mar-18	$8,500
PANTELIS	Panamax	74,020		2000	TC 'till Mar-18	$9,650
ALEXANDROS P.	Ultramax	63,500		2017	TC ‘till July-18	Hire 114% of Average Supra Index
MONICA P (****)	Handymax	46,667		1998	TC 'till Mar-18	$6,500
Vessel under construction(**)
EKATERINI	Kamsarmax	82,000		2018
Total Dry Bulk Vessels	7	499,753
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,600	2001	TC 'till Mar-18	$11,250
EM ASTORIA	Feeder	35,600	2,788	2004	TC 'till May-18	$8,000
EVRIDIKI G	Feeder	34,677	2,556	2001	TC 'till Nov-18	$9,950
EM CORFU	Feeder	34,654	2,556	2001	TC 'till Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC 'till Mar-18	$7,000
EM OINOUSSES	Feeder	32,350	2,506	2000	TC 'till Aug-18 + 12 months in Charterers Option	$8,500 $15,000
JOANNA	Feeder	22,301	1,732	1999	TC 'till Mar-18	$7,000
MANOLIS P	Feeder	20,346	1,452	1995	TC 'till Apr-18	$7,000
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'till Mar-18	$8,250
NINOS	Feeder	18,253	1,169	1990	TC 'till Mar-18	$8,950
KUO HSIUNG	Feeder	18,154	1,169	1993	TC 'till Apr-18	$8,950
Total Container Carriers	11	338,632	25,473
Fleet Grand Total	18	838,385	25,473

(*) Represents the earliest redelivery date

(**) Ekaterini will be delivered to Euroseas by June 2018.

(***) BPI stands for Baltic Panamax Index; the Average BPI 4TC is an index based on four time charter routes.

(****) Vessel is classified as held for sale as of December 31, 2017.

Summary Fleet Data:

	Three months, ended December 31, 2016	Three months, ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2017
FLEET DATA
Average number of vessels (1)	12.1	16.3	11.52	14.2
Calendar days for fleet (2)	1,113.0	1,500.0	4,218.0	5,188.0
Scheduled off-hire days incl. laid-up (3)	89.8	24.5	147.5	100.7
Available days for fleet (4) = (2) - (3)	1,023.2	1,475.5	4,070.5	5,087.3
Commercial off-hire days (5)	39.2	41.1	135.4	83.8
Operational off-hire days (6)	1.7	11.7	9.2	39.0
Voyage days for fleet (7) = (4) - (5) - (6)	982.3	1,422.7	3,925.9	4,964.5
Fleet utilization (8) = (7) / (4)	96.0%	96.4%	96.4%	97.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	96.2%	97.2%	96.7%	98.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	99.2%	99.8%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,609	9,083	7,259	8,290
Vessel operating expenses excl. drydocking expenses (12)	4,826	4,765	5,060	5,003
General and administrative expenses (13)	699	508	823	659
Total vessel operating expenses (14)	5,525	5,273	5,883	5,662
Drydocking expenses (15)	431	303	523	135

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment (this definition has been revised starting from April 1, 2017 to exclude from commercial offhire days, days the vessel is sailing for repositioning purposes; previous periods' commercial offihire has been adjusted accordingly if necessary).

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Monday, March 5, 2018 at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until Monday, March 12, 2018. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter ended December 31, 2017, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2016	2017	2016	2017

Revenues
Voyage revenue	7,677,560	14,188,705	29,789,036	45,117,582
Related party revenue	60,000	60,000	240,000	240,000
Commissions	(425,111)	(702,764)	(1,604,747)	(2,440,444)
Net revenues	7,312,449	13,545,941	28,424,289	42,917,138

Operating expenses
Voyage expenses	203,079	1,266,495	1,291,712	3,960,807
Vessel operating expenses	4,553,266	5,908,527	18,161,862	21,911,730
Other operating income	-	(499,103)	-	(499,103)
Drydocking expenses	479,544	454,226	2,204,784	698,800
Depreciation	2,218,143	1,913,295	8,788,121	8,372,237
Management fees	817,775	1,239,958	3,179,596	4,042,353
Loss on termination of shipbuilding contracts	3,848,149	-	7,050,179	-
Other general and administrative expenses	778,170	762,594	3,472,422	3,419,363
Loss on write-down of vessels held for sale	5,924,668	-	5,924,668	4,595,819
Net gain on sale of vessels	-	(287,456)	(10,597)	(803,811)
Total operating expenses	18,822,794	10,758,536	50,062,747	45,698,195

Operating (loss) / income	(11,510,345)	2,787,405	(21,638,458)	(2,781,057)

Other income/(expenses)
Interest and finance cost	(688,585)	(927,793)	(2,531,999)	(3,372,269)
Gain / (loss) on derivatives, net	96,685	85,087	(119,154)	61,556
Other investment income	-	-	1,024,714	-
Impairment of other investment	(4,421,452)	-	(4,421,452)	-
Foreign exchange (loss) /gain	(5,610)	1,223	(41,402)	(40,763)
Interest income	5,765	8,577	22,330	37,972
Other expenses, net	(5,013,197)	(832,906)	(6,066,963)	(3,313,504)
Equity loss in joint venture	(1,034,306)	-	(2,444,627)	-
Impairment in joint venture	(71,075)	-	(14,071,075)	-
Net (loss) / income	(17,628,923)	1,954,499	(44,221,123)	(6,094,561)
Dividend Series B preferred shares	(441,891)	(464,403)	(1,725,699)	(1,808,811)
Net (loss) / income attributable to common shareholders	(18,070,814)	1,490,096	(45,946,822)	(7,903,372)
Loss, per share, basic and diluted	(2.17)	0.13	(5.63)	(0.71)
Weighted average number of shares, basic and diluted	8,312,708	11,113,718	8,165,703	11,067,524

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U,S, Dollars – except share amounts)

	December 31, 2016	December 31, 2017

ASSETS
Current Assets:
Cash and cash equivalents	3,208,092	4,115,985
Trade accounts receivable	1,432,114	1,479,282
Other receivables, net	870,415	1,609,099
Inventories	1,291,279	1,645,209
Restricted cash	655,739	1,998,452
Prepaid expenses	172,398	319,559
Vessel held for sale	2,814,046	4,914,782
Total current assets	10,444,083	16,082,368

Fixed assets:
Vessels, net	105,584,633	134,111,715
Advances for vessels under construction and vessel acquisition deposit	17,753,737	5,051,211
Long-term assets:
Restricted cash	5,484,268	7,084,267
Deferred charges	426,783	-
Other investment	4,000,000	-
Total long-term assets	133,249,421	146,247,193
Total assets	143,693,504	162,329,561
LIABILITIES, MEZZANNINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	5,549,218	12,170,528
Loan from related party	2,000,000	-
Trade accounts payable and accrued expenses	3,176,556	4,023,578
Deferred revenue	437,322	879,916
Due to related company	11,539	1,280,577
Derivatives	-	177,998
Total current liabilities	11,174,635	18,532,597

Long-term liabilities:
Long term debt, net of current portion	44,366,976	60,175,276
Derivatives	240,181	16,631
Vessel profit participation liability	-	1,297,100
Total long-term liabilities	44,607,157	61,489,007
Total liabilities	55,781,792	80,021,604

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 35,505 and 37,314 issued and outstanding respectively)	33,804,948	35,613,759
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 10,876,112 and 11,274,126, respectively, issued and outstanding)	326,283	338,230
Additional paid-in capital	283,757,739	284,236,597
Accumulated deficit	(229,977,258)	(237,880,629)
Total shareholders' equity	54,106,764	46,694,198
Total liabilities, mezzanine equity and shareholders' equity	143,693,504	162,329,561

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U,S, Dollars)

	Year Ended December 31,	Year Ended December 31,
	2016	2017

Cash flows from operating activities:
Net loss	(44,221,123)	(6,094,561)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation of vessels	8,788,121	8,372,237
Other operating income	-	(499,103)
Loss on write-down of vessels held for sale	5,924,668	4,595,819
Amortization and write off of deferred charges	613,326	322,475
Amortization of debt discount	-	60,988
Equity loss and impairment of investment in joint venture	16,515,702	-
Share-based compensation	294,341	116,562
Gain on sale of vessels	(10,597)	(803,811)
Loss on termination of shipbuilding contracts	7,050,179	-
Unrealized gain on derivatives, net	(12,921)	(45,552)
Other investment income	(1,024,714)	-
Impairment on other investment	4,421,452	-
Changes in operating assets and liabilities	829,328	1,938,258
Net cash (used in) / provided by operating activities	(832,238)	7,963,312

Cash flows from investing activities:
Proceeds from sale of vessels	4,196,268	9,552,260
Cash paid for vessels under construction and acquisition	(27,329,824)	(39,698,984)
Cash released from other investment	-	4,000,000
Net cash used in investing activities	(23,133,556)	(26,146,724)

Cash flows from financing activities:
Proceeds from issuance of common stock	3,168,058	549,495
Offering expenses paid	(82,377)	(341,072)
Loan arrangement fees paid	(790,042)	(229,762)
Proceeds from related party loan	2,000,000	-
Repayment of related party loan	-	(2,000,000)
Proceeds from long-term debt	28,300,000	33,112,500
Repayment of long-term debt	(18,464,125)	(9,057,144)
Net cash provided by financing activities	14,131,514	22,034,017

Net (decrease) / increase in cash, cash equivalents and restricted cash	(9,834,280)	3,850,605
Cash, cash equivalents and restricted cash at beginning of year	19,182,379	9,348,099
Cash, cash equivalents and restricted cash at end of year	9,348,099	13,198,704
Cash Breakdown
Cash and cash equivalents	3,208,092	4,115,985
Restricted cash, current	655,739	1,998,452
Restricted cash, long term	5,484,268	7,084,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	9,348,099	13,198,704

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Net (loss) / income	(17,628,923)	1,954,499	(44,221,123)	(6,094,561)
Interest and finance costs, net (incl, interest income)	682,820	919,216	2,509,669	3,334,297
Depreciation	2,218,143	1,913,295	8,788,121	8,372,237
Loss on termination of shipbuilding contracts	3,848,149	-	7,050,179	-
Net gain on sale of vessels	-	(287,456)	(10,597)	(803,811)
Loss on write-down of vessels held for sale	5,924,668	-	5,924,668	4,595,819
Unrealized and realized (gain) / loss on derivatives, net	(96,685)	(85,087)	119,154	(61,556)
Impairment on other investment	4,421,452	-	4,421,452	-
Impairment of investment in joint venture	71,075	-	14,071,075	-
Adjusted EBITDA	(559,301)	4,414,467	(1,347,402)	9,342,425

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Net cash flow (used in) / provided by operating activities	(1,045,657)	4,905,370	(832,238)	7,963,312
Changes in operating assets / liabilities	956,199	(1,783,436)	(829,328)	(1,938,258)
Other operating income	-	499,103	-	499,103
Realized loss / (gain) on derivatives, net	21,295	(7,376)	132,075	(16,004)
Equity loss in joint venture and other investment income, net	(1,034,306)	-	(1,419,913)	-
Share-based compensation	(80,893)	(18,000)	(294,341)	(116,562)
Interest, net	624,061	818,806	1,896,343	2,950,834
Adjusted EBITDA	(559,301)	4,414,467	(1,347,402)	9,342,425

Adjusted EBITDA Reconciliation: Euroseas Ltd. considers Adjusted EBITDA to represent net income/(loss) before interest, income taxes, depreciation, gain / loss in derivatives, other operating income, loss on termination of shipbuilding contracts, impairment of investment in joint venture and other investment, loss on write-down of vessels held for sale and gain on sale of vessels. Euroseas also computes Adjusted EBITDA by adding the net cash flow provided by / (used in) operating activities, the changes in operating assets / liabilities of the period, the other operating income, the realized loss or (gain) on derivatives, the equity loss in joint venture and other investment income, the share based compensation of the period and the net interest of the period. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

 (All amounts expressed in U,S, Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Net (loss) / income	(17,628,923)	1,954,499	(44,221,123)	(6,094,561)
Unrealized gain on derivatives, net	(117,980)	(78,011)	(12,921)	(45,852)
Realized loss / (gain) on interest rate derivatives, net	21,295	(8,157)	132,075	(16,785)
Net gain on sale of vessels	-	(287,456)	(10,597)	(803,811)
Loss on termination of shipbuilding contracts	3,848,149	-	7,050,179	-
Loss on write-down of vessels held for sale	5,924,668	-	5,924,668	4,595,819
Impairment loss of other investment and investment in joint venture	4,492,527	-	18,492,527	-
Adjusted net (loss) / income	(3,460,264)	1,580,875	(12,645,192)	(2,365,190)
Preferred dividends	(441,891)	(464,403)	(1,725,699)	(1,808,811)
Adjusted net (loss) / income attributable to common shareholders	(3,902,155)	1,116,472	(14,370,891)	(4,174,001)
Adjusted net loss per share, basic and diluted	(0.47)	0.10	(1.76)	(0.38)
Weighted average number of shares, basic and diluted	8,312,708	11,113,718	8,165,703	11,067,524

"Adjusted net income/(loss)" and "Adjusted net income/(loss) per share" Reconciliation: Euroseas Ltd. considers "Adjusted net income/(loss)" to represent net loss before gain / loss on derivatives, net gain on sale of vessels, loss on write-down of vessels held for sale, loss on termination of shipbuilding contracts and impairment loss of other investment and investment in joint venture. "Adjusted net loss" and "Adjusted net loss per share" is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, gain on sale of vessels, loss on write-down of vessels held for sale, loss on termination of shipbuilding contracts and impairment of investment in joint venture, which items may significantly affect results of operations between periods.

 "Adjusted net income/(loss)" and "Adjusted net income/(loss) per share" do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP. The Company's definition of "Adjusted net loss" and "Adjusted net loss per share" may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.: Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 Kamsarmax drybulk carrier, 1 Ultramax drybulk carrier, 10 Feeder containerships and an intermediate containership. Euroseas 6 drybulk carriers have a total cargo capacity of 417,753 dwt, its 11 containerships have a cargo capacity of 25,473 teu. The Company has also signed a contract for the construction of one Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the new-building, the total cargo capacity of the Company's drybulk vessels will be 499,753 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com